Exhibit 2.2

INVESTMENT AGREEMENT
BY AND AMONG
GRIFFIN MTS PARTNERS, LLC
LMI HOLDINGS, INC.
AND
LEBANON MUTUAL INSURANCE COMPANY
DATED AS OF DECEMBER 19, 2007
AMENDED AND RESTATED AS OF APRIL 16, 2008

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Table of Contents
 (continued)

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Table of Contents
 (continued)
Exhibits

Exhibit A	Plan of Conversion

Exhibit B	Articles of Incorporation and Bylaws of HoldCo

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INVESTMENT AGREEMENT
     This INVESTMENT AGREEMENT is dated as of December 19, 2007, as amended and restated as of April 16, 2008, by and among GRIFFIN MTS PARTNERS, LLC, a Pennsylvania limited liability company (“MTS”), LMI HOLDINGS, INC., a Pennsylvania corporation (“HoldCo”), and LEBANON MUTUAL INSURANCE COMPANY, a Pennsylvania mutual insurance company (“Lebanon Mutual”). (Any capitalized term used and not immediately defined is defined in Section 9.11 of this Agreement).
     WHEREAS, Lebanon Mutual desires to convert from a mutual form to a stock form insurance company to enhance its strategic and financial flexibility and increase its competitive position in a manner that furthers the interest of its Members;
     WHEREAS, the Board of Directors of Lebanon Mutual has adopted a Plan of Conversion (as amended or supplemented from time to time, the “Plan of Conversion”) attached hereto as Exhibit A, pursuant to which Lebanon Mutual shall convert from a mutual insurance company to a stock insurance company pursuant to the Insurance Company Mutual-to-Stock Conversion Act, 40 P.S. Section 911-A, et seq. (the “Act”), and simultaneously sell all of its authorized shares to HoldCo, and as a result become a wholly owned subsidiary of HoldCo (the “Conversion”);
     WHEREAS, HoldCo shall offer to sell a fixed number of shares of its common stock to Eligible Members and others pursuant to and in accordance with a subscription rights offering, and may offer to sell any remaining unsold stock to the public in a community offering as described in the Plan of Conversion;
     WHEREAS, MTS has agreed, subject to the terms of this Agreement, to pay all of the costs and expenses to be incurred by Lebanon Mutual in connection with the Conversion and to purchase shares of HoldCo Class B Common Stock in the subscription rights offering as described in the Plan of Conversion;
     WHEREAS, a special meeting of Lebanon Mutual’s Eligible Members will be held to approve the Plan of Conversion; and
     WHEREAS, HoldCo, Lebanon Mutual and MTS intend the conversion of Lebanon Mutual from a mutual form to a stock form insurance company and the acquisition by HoldCo of all of the authorized shares of capital stock of Lebanon Mutual to qualify as a reorganization within the meaning of section 368(a) of the Code.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I
THE CONVERSION
     Section 1.1 The Conversion of Lebanon Mutual and the Issuance of Shares to HoldCo.
     (a) Upon the terms and subject to the conditions of the Plan of Conversion and this Agreement, on the Effective Date, Lebanon Mutual shall issue to HoldCo 1,000 shares of Lebanon Mutual’s common stock, $1.00 par value per share, which shall constitute all of the authorized shares of capital stock of Lebanon Mutual, and HoldCo shall contribute to Lebanon Mutual such percentage of the net proceeds of the Offerings as required by the Pennsylvania Department of Insurance (the “Department”).
     (b) Subject to the satisfaction of the conditions contained in the Plan of Conversion and this Agreement, HoldCo and MTS shall cause the Articles of Amendment of Lebanon Mutual (the “Articles of Amendment”) to be filed with the Pennsylvania Department of State on or prior to the Effective Date.
     Section 1.2 Closing. The closing of the transactions contemplated by the Plan of Conversion and this Agreement (the “Closing”) shall take place (a) at the offices of Stevens & Lee, P.C., 620 Freedom Business Center, Suite 200, King of Prussia, Pennsylvania 19406, at 10:00 a.m., Eastern Standard time, on the third Business Day following the date on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement, or (b) at such other place and time and/or on such other date as Lebanon Mutual, HoldCo and MTS may agree in writing (the “Closing Date”).
     Section 1.3 MTS Sponsorship.
     (a) Expenses. Excluding the $75,000 deposit paid to Stevens & Lee and the $25,000 deposit paid to Griffin Financial Group LLC prior to the date hereof, MTS agrees to pay all out-of-pocket professional fees and expenses incurred by Lebanon Mutual and HoldCo in connection with the Conversion and the Offerings, including without limitation all fees and expenses of Stevens & Lee, any financial printer, the Appraiser, registration fees required in connection with the filing of the Registration Statement, and the fees and expenses of Lebanon Mutual’s investment banker and registered public accountant and any other consultant or advisor (collectively, the “Transaction Expenses”), provided that such fees and expenses are approved in advance by MTS. Lebanon Mutual and MTS will cooperate in connection with (i) selecting professionals and other service providers to be engaged to provide services in connection with the Conversion and the Offerings, (ii) entering into agreements engaging the services of such professionals and service providers, and (iii) controlling the cost of such services.
     (b) Reimbursement of Transaction Expenses. Lebanon Mutual agrees to pay to MTS on the Effective Date the sum of $2,400,000 to reimburse and compensate MTS for (i) the payment of the Transaction Expenses and (ii) assuming the risk related to the payment of all Transaction Expenses in the event the Conversion and the Offerings are not consummated. Lebanon Mutual agrees that if Lebanon Mutual terminates this Agreement or otherwise abandons the Plan of Conversion for any reason other than pursuant to Section 8.1, Section 8.2 or Section 8.3, then Lebanon Mutual will reimburse MTS for all Transaction Expenses incurred by MTS to the date that Lebanon Mutual notifies MTS in writing that Lebanon Mutual is terminating this Agreement or otherwise abandoning the Plan of Conversion.
     (c) Engagement Letters. MTS and Lebanon Mutual agree that (i) Lebanon Mutual will not enter into any engagement letter with respect to the engagement of the Appraiser, the Investment Banker or any other professional in connection with the Conversion or the Offerings without the consent of MTS, and (ii) all such engagement letters shall state that MTS will be solely responsible for the payment of the Transaction Expenses of such Person and that such Person shall look only to MTS for payment of such fees and expenses.
     Section 1.4 Post Closing Structure.
     (a) HoldCo’s Articles of Incorporation and Bylaws. On and after the Effective Date, except for any amendments agreed to by MTS and Lebanon Mutual, the articles of incorporation and bylaws of HoldCo, as in effect immediately prior to the date of this Agreement and in the form attached hereto as Exhibit B, shall automatically be and remain the articles of incorporation and bylaws of HoldCo, until thereafter altered, amended or repealed.
     (b) Board of Directors and Officers of HoldCo.
     (i) On and after the date of this Agreement, the Board of Directors of HoldCo shall consist of the directors of Lebanon Mutual as of date hereof, and a designee of MTS; provided, however, that in the event that any of such persons is unable or unwilling to serve as a director of HoldCo at any time prior to the Closing Date, then (x) if such person is a member of the Board of Directors of Lebanon Mutual, Lebanon Mutual may designate a replacement for such person, and (y) if such person is a representative of MTS, MTS may designate a replacement for such person.
     (ii) On or before the filing of the Registration Statement, the Board of Directors of HoldCo shall appoint the following persons as officers of HoldCo to the following offices:

Chief Executive Officer:	Rollin P. Rissinger, Jr.

Chief Financial Officer and Treasurer:	Keith A. Ulsh
     Section 1.5 Registration Statement; Prospectus and Special Meeting of Members.
     (a) Registration Statement. HoldCo shall prepare and, after providing Lebanon Mutual and MTS with a reasonable opportunity to review and comment, promptly file with the SEC a registration statement on Form S-1 (the “Registration Statement”) for the purpose of registering HoldCo Common Stock under the Securities Act and shall use reasonable best efforts to obtain and furnish the information required to be included by the SEC in the Registration Statement, which shall include the prospectus with respect to the Offerings. Lebanon Mutual and MTS shall each furnish HoldCo with all information concerning itself and shall take such other action as

HoldCo may reasonably request in connection with such Registration Statement and the issuance of HoldCo Common Stock. HoldCo, after consultation with Lebanon Mutual and MTS, shall respond as promptly as practicable to any comments made by the SEC with respect to the Registration Statement (copies of which HoldCo shall provide to Lebanon Mutual and MTS), and shall use reasonable best efforts to have the Registration Statement declared effective by the SEC.
     (b) Prospectus. The prospectus that is a part of the Registration Statement shall include the information required with respect to the Plan of Conversion and the Offerings and may contain information with respect to and be used by Lebanon Mutual together with the proxy statement with respect to the Special Meeting. HoldCo shall use reasonable best efforts to obtain and furnish the information required to be included by state and federal law, including the Act, and to submit the prospectus to the Department (such prospectus is referred to herein as the “Prospectus”).
     (c) Special Meeting of Members. Lebanon Mutual, acting through its Board of Directors and subject to Section 6.3, shall duly call, send notice of, convene and hold a special meeting of its Eligible Members (the “Special Meeting”), as soon as practicable after the later of (a) the date of the approval of the Plan of Conversion by the Insurance Commissioner of the Commonwealth of Pennsylvania (the “Insurance Commissioner”), and (b) the date upon which the Registration Statement is declared effective, whichever is applicable, for the purpose of voting upon a single proposal to adopt: (i) the Plan of Conversion and the transactions contemplated by the Plan of Conversion, including this Agreement, and (ii) the Articles of Amendment. Lebanon Mutual shall mail the Prospectus to its Eligible Members and shall include in the Prospectus the recommendation of the Board of Directors of Lebanon Mutual that Eligible Members vote to adopt the Plan of Conversion and the Amended Articles of Incorporation. The Prospectus may accompany the proxy statement for adoption of the Plan of Conversion and the Articles of Amendment.
     (d) Further Actions. Lebanon Mutual and HoldCo shall take any reasonable action required to be taken under applicable securities laws in connection with the issuance of HoldCo Common Stock, and Lebanon Mutual shall furnish all information concerning Lebanon Mutual and the Eligible Members as may be reasonably requested by HoldCo in connection with such action.
     Section 1.6 MTS Investment.
     (a) Subscription Offering Right. Subject to the provisions of the Act and the Plan of Conversion, Lebanon Mutual agrees to provide in the Plan of Conversion that it will grant MTS the right to purchase up to 50,000 shares of HoldCo Class B Common Stock, which right shall be subordinate to the rights of Eligible Members, the Qualified Stock Plan and the LMIC Legacy Participants (each as defined in the Plan of Conversion). MTS agrees to exercise in full such subscription right and purchase 50,000 shares of HoldCo Class B Common Stock.
     (b) Community Offering Order. In addition to its right to purchase HoldCo Class B Common Stock in the Subscription Offering, and in order to facilitate completion of the Conversion, MTS also agrees, subject to the provisions of the Act and the Plan of Conversion, to submit an order in the Community Offering to purchase that number of shares of HoldCo Class B Common Stock equal to the lesser of (i) 600,000 and (ii) the difference between 35% of the total number of shares of HoldCo Common Stock that would be sold in the Offerings at the maximum of the Valuation Range established pursuant to Section VII(A)(1) of the Plan of Conversion and 50,000 (the shares of Class B Common Stock issued and sold to MTS in the Offerings are hereinafter referred to as the “MTS Shares”). MTS agrees that it will not acquire record or beneficial ownership of more than 35% of the outstanding capital stock of HoldCo without the prior written consent of HoldCo.
     (c) HoldCo Election; Standby Fee. Subject to the provisions of the Act and the Plan of Conversion, HoldCo shall have the absolute right, in its sole and absolute discretion, to accept or reject, in whole or in part, the Community Offering order of MTS. If HoldCo rejects the Community Offering order of MTS in whole or in part and HoldCo accepts orders from other subscribers in the Community Offering, then to compensate MTS for agreeing to standby and purchase the amount of stock indicated in its Community Offering order, HoldCo shall pay to MTS at the Closing an amount equal to the product of (i) the difference between (A) the number of shares of Class B Common Stock that could be issued to MTS under the order submitted by MTS pursuant to section 1.6(b), and (B) the number of shares of Class B Common Stock that are issued to MTS under such order, and (ii) $1.25 per share.
     (d) Limitation on the Sale of MTS Shares. For a period of three years after the Effective Date (the “Sale Limitation Period”), MTS shall not sell any MTS Shares except in accordance with the provisions of paragraphs 1.6(d) and (e) without the prior written permission of HoldCo. Beginning on a date that is one hundred and eighty (180) calendar days after the Effective Date, MTS may sell MTS Shares, subject to the following weekly and aggregate volume limitations. During any weekly period during the Sale Limitation Period that commences on a Monday and ends on a Friday, MTS may not sell shares of HoldCo Class B Common Stock in excess of that number of shares equal to 0.5% of all issued and outstanding Class A and Class B common shares of HoldCo. In the aggregate during the Sale Limitation Period, MTS may not sell MTS Shares in excess of the number of shares equal to the quotient of (i) the net proceeds of the Offerings as recorded on the balance sheet of HoldCo (and which shall be net of any purchase of shares by any Qualified Tax Plan) minus the cost to redeem all MTS Shares pursuant to paragraph 1.6(e), and (ii) $12.50. Notwithstanding the provisions of this paragraph 1.6(d), HoldCo can suspend MTS’s right to sell any MTS Shares for a period of thirty (30) calendar days by delivery of written notice to MTS to such effect. There shall be no limitation on the number of notices that HoldCo may deliver to MTS to suspend the sale of MTS Shares.
     (e) Redemption of Class B Common Stock. The Articles of Incorporation of HoldCo shall provide that beginning on the first anniversary of the Effective Date and continuing until the fourth anniversary of the Effective Date, MTS shall have the right to require HoldCo to redeem all, but not less than all, of the MTS Shares by delivery of a written notice of redemption to HoldCo. Such notice may be delivered not more than thirty (30) days before the first anniversary of the Effective Date. Concurrently with the delivery of the redemption notice to HoldCo, MTS shall seek the prior approval of the redemption from the Department to the extent required by law, regulation or order of the Department. Subject to any required approval of the redemption by the Department, HoldCo agrees that within thirty (30) days after MTS has exercised its right to cause HoldCo to redeem the MTS Shares as provided in the Articles of Incorporation of HoldCo, HoldCo will redeem the MTS Shares for a price equal to the sum of (x) the product of (i) the purchase price paid by MTS for the MTS Shares, multiplied by (ii) 1.25, and (y) any dividends that have accumulated and not been paid on the MTS Shares as of the date of redemption (the “Redemption Price”). The Redemption Price for such MTS Shares shall be paid by a wire transfer of immediately available funds to an account designated by MTS. If MTS exercises its right to cause HoldCo to redeem the MTS Shares and HoldCo fails to redeem any portion of the MTS Shares for any reason, then HoldCo agrees to issue shares of its Class A Common Stock to MTS in exchange for any MTS Shares that are not redeemed. Such exchange shall be at the option of MTS, and one share of Class A Common Stock shall be exchanged for each of the MTS Shares that is not redeemed. In addition, if MTS exercises its right to cause HoldCo to redeem the MTS Shares and HoldCo fails to redeem any portion of the MTS Shares for any reason, then until such time as the MTS Shares are redeemed, such MTS Shares shall bear a dividend at the rate of 5% per annum.
     (f) Voting of MTS Shares. MTS agrees that until the third anniversary of the Effective Date:
     (i) MTS will vote for the election of any persons nominated by HoldCo to be directors of HoldCo;
     (ii) MTS will vote the MTS Shares to approve a stock based compensation plan of HoldCo providing for the issuance to HoldCo officers and directors of shares of HoldCo Class A Common Stock and options to purchase shares of HoldCo Class A Common Stock, provided that the aggregate number of shares issuable under such plan and upon exercise of options granted under such plan do not exceed 14% of the number of shares of HoldCo Common Stock outstanding at the date such plan is adopted;
     (iii) MTS will not transfer or otherwise grant the right to vote the MTS Shares to any Person; and
     (iv) MTS will vote the MTS Shares for or against any Acquisition Proposal as recommended by the Board of Directors of HoldCo.
     (g) Board Representation; Acquisition Proposals. HoldCo agrees until the third anniversary of the Effective Date, (i) HoldCo will nominate for election to its Board of Directors one individual designated by MTS, and (ii) HoldCo will not enter into or submit to its stockholders for approval any Acquisition Proposal that does not provide for redemption of all of the outstanding MTS Shares at a price equal to the Redemption Price.
     (h) Limitation on MTS Investors. MTS agrees that it will not permit any insurance company or insurance holding company to own more than 10% of the outstanding equity interests in MTS without the prior written consent of HoldCo, which consent shall not be unreasonably withheld or delayed. MTS agrees that it will advise Lebanon Mutual in writing of the identity of each person who intends to invest in MTS. MTS agrees that it will not permit any Person to invest in MTS to whom Lebanon Mutual reasonably objects.

     (i) Regulatory Approvals. Within forty-five (45) days after the filing of the application for approval of the Plan of Conversion with the Department, MTS will file an application with the Department under Section 1402 of the Insurance Company Act of 1921, as amended. Lebanon Mutual and HoldCo agree to use reasonable best efforts to cause the Department to approve the purchase of the MTS Shares by MTS in the Offerings and the redemption of the MTS Shares as provided in this Section 1.6.
     Section 1.7 No False or Misleading Statements.
     (a) Each of MTS and Lebanon Mutual agrees that the information provided and to be provided by MTS or Lebanon Mutual, as the case may be, specifically for use in the Registration Statement and the Prospectus, shall not, with respect to the information supplied by such party:
     (i) in the case of the Registration Statement, on the date the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and
     (ii) in the case of the Prospectus, (w) on the date on which the Prospectus is mailed to the Eligible Members of Lebanon Mutual, (x) on the date of the Special Meeting, and (y) on the date on which the Prospectus is mailed to the Offering Participants, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     (b) If at any time prior to the applicable dates referred to in Section 1.7(a)(ii) any information relating to MTS or Lebanon Mutual, or any of their respective affiliates, officers or directors, that should be set forth in an amendment or supplement to the Prospectus or the Registration Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, is discovered by MTS or Lebanon Mutual, the party that discovers such information shall promptly notify the other party and, to the extent required by Applicable Law, an appropriate amendment or supplement describing such information shall be promptly prepared and, if applicable, filed with the SEC and disseminated to the Eligible Members or the Offering Participants , as the case may be.
     Section 1.8 Right of First Offer. After the expiration of the Sale Limitation Period, in the event that MTS decides to transfer any of the MTS Shares, MTS shall offer in writing to sell such shares to HoldCo on the same terms and conditions, including price, at which MTS would sell such shares to any other Person (the “Offer”). HoldCo may accept the Offer as to all, but not less than all, of such shares by giving written notice thereof to MTS. If HoldCo fails to accept the Offer within fifteen (15) days after receipt of the Offer from MTS, then MTS may transfer such shares to any Person on the same terms and conditions, including price, as contained in the Offer. In the event that HoldCo accepts the Offer, the closing for the purchase of such shares shall be held at the headquarters of HoldCo at 10:00 a.m. Eastern Time on a Business Day acceptable to HoldCo and MTS that is no later than fifteen (15) days after HoldCo’s acceptance of the Offer. In the event that MTS decides to sell any of the MTS Shares to more than one Person, the provisions of this Section 1.8 shall apply with respect to each separate proposed transfer.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF MTS
     MTS represents and warrants to Lebanon Mutual, as follows:
     Section 2.1 Organization. As of the date hereof, MTS is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania with the corporate power and authority and all governmental approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. MTS is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not individually or in the aggregate have or be reasonably likely to have a material adverse effect on the financial condition or results of operations of MTS (a “MTS Material Adverse Effect”).
     Section 2.2 Authority Relating to this Agreement. MTS has the organizational power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by MTS and the consummation by MTS of the transactions contemplated hereby have been duly authorized and no other actions on the part of MTS are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by MTS and (assuming this Agreement constitutes a valid and binding obligation of Lebanon Mutual and HoldCo) constitutes a valid and binding agreement of MTS, enforceable against MTS in accordance with its terms.
     Section 2.3 Consents and Approvals; No Violations.
     (a) Except (i) for (A) applicable requirements of state laws relating to takeovers, state securities or blue sky laws, state insurance laws and the regulations promulgated thereunder and (B) the filing of appropriate documents with, and approval of, the insurance regulatory authorities in the Commonwealth of Pennsylvania and any other relevant jurisdiction (the requirements in clauses (A) and (B), collectively, the “Governmental Requirements”), or (ii) where the failure to make any filing with, or to obtain any permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency, commission, board, legislature, instrumentality, division, department, public body or other authority (each, a “Government Entity”) would not (1) prevent or delay the consummation of the transactions contemplated by this Agreement, (2) prevent MTS from performing its obligations under this Agreement, or (3) individually or in the aggregate have or be reasonably likely to result in a MTS Material Adverse Effect, no filing with, and no permit, authorization, consent or approval of, any Government Entity is necessary for the execution, delivery and performance of this Agreement by MTS and the consummation of the transactions contemplated hereby.

     (b) No consent or approval of any other party (other than any Government Entity) is required to be obtained by MTS for the execution, delivery or performance of this Agreement or the performance by MTS of the transactions contemplated hereby, except where the failure to obtain any such consent or approval would not (1) prevent or delay the consummation of the transactions contemplated by this Agreement, (2) prevent MTS from performing its obligations under this Agreement, or (3) individually or in the aggregate, be reasonably likely to result in an MTS Material Adverse Effect.
     (c) Neither the execution, delivery or performance of this Agreement by MTS nor the consummation by MTS of the transactions contemplated hereby, nor compliance by MTS with any of the provisions hereof, will:
     (i) conflict with or result in any breach of any provisions of the Constituent Documents of MTS;
     (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, acceleration, vesting, payment, exercise, suspension or revocation) under, any of the terms, conditions, or provisions of any note, bond, mortgage, deed of trust, security interest, indenture, license, contract, agreement, plan or other instrument or obligation to which MTS is a party or by which it or any of its properties or assets is bound;
     (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to MTS or any of its properties or assets;
     (iv) result in the creation or imposition of any Encumbrance on any asset of MTS; or
     (v) cause the suspension or revocation of any permit, license, governmental authorization, consent or approval necessary for MTS to conduct its business as currently conducted, except in the case of clauses (ii), (iii), (iv) and (v) for violations, breaches, defaults, terminations, cancellations, accelerations, vestings, exercises, creations, impositions, suspensions or revocations that would not individually or in the aggregate have an MTS Material Adverse Effect.
     Section 2.4 Litigation. There is no suit, action, proceeding or investigation (whether at law or equity, before or by any Government Entity or before any arbitrator) pending or, to the Best Knowledge of MTS, threatened against or affecting MTS, the outcome of which would individually or in the aggregate have or be reasonably likely to result in an MTS Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Government Entity or arbitrator outstanding against MTS that would individually or in the aggregate have or be reasonably likely to result in an MTS Material Adverse Effect.

     Section 2.5 Information in Registration Statement and Prospectus.
     (a) None of the information supplied by MTS for inclusion in the Prospectus will (1) on the date mailed to Eligible Members, or (2) at the date of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
     (b) The information supplied by MTS in writing for inclusion in the Registration Statement (or any amendment thereof or supplement thereto), at the date it becomes effective and at the time of Special Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
     Section 2.6 Brokers. Other than Griffin Financial Group, LLC, no person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by MTS in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of MTS. MTS has disclosed to Lebanon Mutual the fees payable to Griffin Financial Group, LLC in connection with the transactions contemplated by this Agreement. Except as provided in Section 1.3, fees payable to Griffin Financial Group, LLC prior to the Closing are the sole responsibility of MTS.
     Section 2.7 Compliance with Act. To the Best Knowledge of MTS, the Plan of Conversion complies with the Act in all material respects.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF LEBANON MUTUAL
     Except as otherwise disclosed to MTS in the Disclosure Schedule (the “Disclosure Schedule”) delivered to MTS by Lebanon Mutual prior to the execution of the Agreement (with specific reference to the representations and warranties contained in this Article III to which the information in such schedule relates), Lebanon Mutual represents and warrants to MTS as follows:
     Section 3.1 Organization. Lebanon Mutual is a mutual insurance company duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and has all requisite corporate power and authority and all governmental approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. Lebanon Mutual is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not individually or in the aggregate have or be reasonably likely to result in an Lebanon Mutual Material Adverse Effect. The copies of Lebanon Mutual’s Constituent Documents which have been made available for MTS inspection are complete and correct and in full force and effect.

     Section 3.2 Capitalization. As a result of Lebanon Mutual’s conversion from mutual to stock form and pursuant to the Plan of Conversion and the Articles of Amendment to be filed with the Pennsylvania Department of State, at the Effective Time the authorized capital stock of Lebanon Mutual will consist of 1,000 issued, authorized and outstanding shares of common stock. At the Effective Time, all of the issued and outstanding shares of common stock of Lebanon Mutual will be validly issued, fully paid and nonassessable and free of preemptive rights. There are no shares of common stock of Lebanon Mutual issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Lebanon Mutual to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its common stock.
     Section 3.3 Subsidiaries. Lebanon Mutual has no Subsidiaries.
     Section 3.4 Authority Relative to this Agreement. Lebanon Mutual has the corporate power and the authority to enter into this Agreement and, subject to obtaining Eligible Member approval, to carry out its obligations hereunder, and Lebanon Mutual has the authority, assuming the Governmental Requirements are duly satisfied, to adopt the Plan of Conversion and to carry out its obligations thereunder. The execution, delivery and performance of this Agreement by Lebanon Mutual and the consummation by Lebanon Mutual of the transactions contemplated hereby have been duly authorized by Lebanon Mutual’s Board of Directors, and no other corporate proceedings on the part of Lebanon Mutual, other than obtaining the Eligible Member approval and adoption pursuant to Section 1.3(c), are necessary to authorize this Agreement and the transactions contemplated hereby. Subject to the foregoing, this Agreement has been duly and validly executed and delivered by Lebanon Mutual and (assuming this Agreement constitutes a valid and binding obligation of MTS) constitutes a valid and binding agreement of Lebanon Mutual, enforceable against Lebanon Mutual in accordance with its terms.
     Section 3.5 Consents and Approvals; No Violations.
     (a) Lebanon Mutual does not conduct business and does not issue insurance policies in any jurisdiction other than the Commonwealth of Pennsylvania.
     (b) Neither the execution, delivery or performance of this Agreement or the Plan of Conversion by Lebanon Mutual, nor the consummation by Lebanon Mutual of the transactions contemplated hereby or thereby, nor compliance by Lebanon Mutual with any of the provisions hereof or thereof, will:
     (i) conflict with or result in any breach of any provisions of the Constituent Documents of Lebanon Mutual;
     (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, vesting, payment, exercise, acceleration, suspension or revocation) under, any of the terms, conditions or provisions of any note, bond, mortgage, deed of trust, security interest, indenture, license, contract, agreement, plan or other instrument or obligation to which Lebanon Mutual is a party or by which it or any of its properties or assets may be bound;

     (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Lebanon Mutual or any of its properties or assets;
     (iv) result in the creation or imposition of any Encumbrance on any asset of Lebanon Mutual; or
     (v) cause the suspension or revocation of any permit, license, governmental authorization, consent or approval necessary for Lebanon Mutual to conduct its business as currently conducted, except in the case of clauses (ii), (iii), (iv) and (v) for violations, breaches, defaults, terminations, cancellations, accelerations, creations, impositions, suspensions or revocations which would not individually or in the aggregate have or be reasonably likely to result in an Lebanon Mutual Material Adverse Effect.
     (c) Except for the vote in respect of the Plan of Conversion and the Articles of Amendment to be taken at the Special Meeting, no vote of any member or holder of any other interest of Lebanon Mutual (equity or otherwise), is required by law, the Constituent Documents of Lebanon Mutual or otherwise in order for Lebanon Mutual to consummate the transactions contemplated by this Agreement.
     Section 3.6 Financial Statements.
     (a) Lebanon Mutual has delivered to MTS complete and correct copies of the Financial Statements. The Financial Statements have been derived from the accounting books and records of Lebanon Mutual and, except for the September 30, 2007 Financial Statements, have been prepared on a basis consistent with U.S. GAAP, subject, in the case of interim unaudited Financial Statements, only to normal recurring year-end adjustments. The Financial Statements present fairly in all material respects the consolidated financial position of Lebanon Mutual as at the respective dates thereof, and the consolidated statements of income, cash flow and equity included in the Financial Statements present fairly in all material respects the consolidated results of operations, cash flows and consolidated equity of Lebanon Mutual for the respective periods indicated.
     (b) The term “Financial Statements” means the unaudited consolidated financial statements of Lebanon Mutual as at and for the nine-month period ended September 30, 2007 and the audited consolidated financial statements of Lebanon Mutual as at and for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, including in each case a consolidated balance sheet and consolidated statements of income, cash flow and equity.
     Section 3.7 Statutory Financial Statements. The Annual Statements and Quarterly Statements of Lebanon Mutual as filed with the Department for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, respectively, together with all exhibits and schedules thereto (collectively, the “Annual Statutory Statements”) and for the quarters ended March 31, June 30, and September 30, 2007 (collectively, the “Quarterly Statutory Statements”) (all Annual Statutory Statements and all Quarterly Statutory Statements, together with all exhibits and schedules thereto, referred to in this Section 3.7 are hereinafter referred to as the “Statutory Financial Statements”) have been prepared in accordance with the accounting practices prescribed or permitted by the Department (“Statutory Accounting Practices”), and such accounting practices have been applied on a consistent basis throughout the periods involved, except as expressly set forth in the notes, exhibits or schedules thereto, and the Statutory Financial Statements present fairly in all material respects the financial position and the results of operations for Lebanon Mutual as of the dates and for the periods therein in accordance with applicable Statutory Accounting Practices. The financial statements contained in the Annual Statutory Statements have been audited by the independent auditors of Lebanon Mutual, and Lebanon Mutual has made available to MTS true and complete copies of all audit opinions related thereto. Lebanon Mutual has made available to MTS true and complete copies of all examination reports of the Department and any insurance regulatory agencies since January 1, 2004, relating to Lebanon Mutual. Lebanon Mutual has delivered to MTS true and complete copies of the Statutory Financial Statements.
     Section 3.8 Absence of Certain Changes. Since September 30, 2007, there has been no event or condition that has had (or is reasonably likely to result in) a Lebanon Mutual Material Adverse Effect, and Lebanon Mutual has in all material respects conducted its business in the ordinary course consistent with past practice and has not taken any action which, if taken after the date hereof, would violate Section 5.1.
     Section 3.9 Litigation. Except for insurance claims litigation arising in the ordinary course of business for which adequate reserves have been established, there is no suit, action, proceeding or investigation (whether at law or equity, before or by any Government Entity or before any arbitrator) pending or, to the Best Knowledge of Lebanon Mutual, threatened against or affecting Lebanon Mutual, the outcome of which would individually or in the aggregate have or be reasonably likely to result in an Lebanon Mutual Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Government Entity or arbitrator outstanding against Lebanon Mutual that would individually or in the aggregate have or be reasonably likely to result in an Lebanon Mutual Material Adverse Effect.
     Section 3.10 Absence of Undisclosed Liabilities. Lebanon Mutual has no any liabilities or obligations, contingent or otherwise, except (a) liabilities and obligations in the respective amounts reflected on or reserved against in Lebanon Mutual’s consolidated balance sheet of September 30, 2007 included in the Financial Statements, and (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since that date which would not be prohibited by this Agreement.
     Section 3.11 Taxes. Except as set forth in Section 3.11 of the Disclosure Schedule:
     (a) Lebanon Mutual has duly and timely filed (or there has been filed on its behalf) with the appropriate Government Entities all material Tax Returns required to be filed (determined after giving effect to any applicable extensions), all such Tax Returns are correct in all material respects, all Taxes shown on such Tax Returns have been timely paid, all material Taxes otherwise due have been timely paid, and all current material Taxes not yet due and payable have been properly provided for in accordance with U.S. GAAP.

     (b) No federal, state, local or foreign audits, actions or administrative or court proceedings are pending or have been threatened in writing with regard to any Taxes or Tax Returns of Lebanon Mutual wherein an adverse determination or ruling in any one such action or proceeding or in one or more of such actions and proceedings in the aggregate would have or are reasonably likely to result in an Lebanon Mutual Material Adverse Effect.
     (c) The federal income Tax Returns of Lebanon Mutual have been examined by the IRS (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired) for all periods through and including December 31, 2003, and no material deficiencies were asserted as a result of such examinations that have not been resolved and fully paid or provided for in accordance with U.S. GAAP (or there has been paid or provision has been made on their behalf).
     (d) There are no unresolved questions or claims concerning Lebanon Mutual’s Tax liability that are reasonably likely, individually or in the aggregate, to result in an Lebanon Mutual Material Adverse Effect. Lebanon Mutual is not subject to a waiver of any statute of limitations in respect of material Taxes or any extension of time with respect to a material Tax assessment or deficiency. Lebanon Mutual has not agreed to or is required to make by reason of a change in accounting method any adjustment under Section 481(a) of the Code. Lebanon Mutual has not been a distributing corporation or a controlled corporation within the meaning of Section 355 of the Code.
          Lebanon Mutual has not taken or agreed to take any action, or failed to take any action that, to their knowledge, is reasonably likely to prevent the Conversion from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
     Section 3.12 Title to Property. Lebanon Mutual (a) has good and valid title to all of its properties, assets and other rights, free and clear of all Encumbrances, and (b) owns, has valid leasehold interests in or valid contractual rights to use, all of the assets, tangible and intangible, used by, or necessary for the conduct of, its business, except where the failure to own such assets or have such valid leasehold interests or such valid contractual rights would not, individually or in the aggregate, have or be reasonably likely to result in a Lebanon Mutual Material Adverse Effect.
     Section 3.13 Insurance Practices; Permits and Insurance Licenses.
     (a) Except as otherwise would not individually or in the aggregate have or be reasonably likely to result in a Lebanon Mutual Material Adverse Effect, all policies, binders, slips, certificates, and other agreements of insurance, whether individual or group, in effect as of the date hereof (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) that are or have been issued by Lebanon Mutual (the “Insurance Contracts”) and any and all marketing materials, are, to the extent required under applicable law, on Forms. The Forms comply in all material respects with the insurance statutes, regulations and rules applicable thereto and, as to premium rates established by Lebanon Mutual that are required to be filed with or approved by insurance regulatory authorities, the rates have been so filed or approved, the premiums charged conform thereto in all material respects, and such premiums comply in all material respects with the insurance statutes, regulations and rules applicable thereto.
     (b) The business of Lebanon Mutual is being conducted in compliance in all material respects with all Applicable Laws including all insurance laws, ordinances, rules, regulations, decrees and orders of any Government Entity, and all material notices, reports, documents and other information required to be filed thereunder within the last three years were properly filed and were in compliance in all material respects with such laws, except where failure to have so filed or to be in such compliance would not, individually or in the aggregate, have or be reasonably likely to result in a Lebanon Mutual Material Adverse Effect.
     (c) Lebanon Mutual has all permits and insurance licenses the use and exercise of which are necessary for the conduct of its business as now conducted, other than such permits and insurance licenses the absence of which would not, individually or in the aggregate, have or are reasonably likely to result in a Lebanon Mutual Material Adverse Effect. The business of Lebanon Mutual has been and is being conducted in compliance, in all material respects, with all such permits and insurance licenses. All such permits and insurance licenses are in full force and effect, and there is no proceeding or, to the Best Knowledge of Lebanon Mutual, investigation pending or threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such permit or insurance license. Lebanon Mutual has not issued any surplus note or similar instrument.
     (d) All insurance policies issued by Lebanon Mutual as now in force are, to the extent required under applicable law, on forms approved by applicable insurance regulatory authorities or that have been filed and not objected to by such authorities within the period provided for objection (“Forms”). Any premium rates required to be filed with or approved by insurance regulatory authorities have been so filed with or approved and the premiums charged by Lebanon Mutual conform thereto.
     (e) Except as disclosed in the market conduct survey conducted in 2004 or where failure to do so would not individually or in the aggregate be reasonably likely to result in an Lebanon Mutual Material Adverse Effect, Lebanon Mutual has marketed, sold and issued insurance products in compliance with all Applicable Laws, all applicable orders and directives of insurance regulatory authorities, and all market conduct recommendations resulting from market conduct examinations of insurance regulatory authorities in Pennsylvania including, without limitation, compliance with all Applicable Laws relating to the underwriting, marketing, sale and issuance of, or refusal to sell, any insurance product to insureds or potential insureds of any race, color, creed or national origin.
     Section 3.14 Ratings. As of the date hereof, Lebanon Mutual has been given a “B++” insurer financial rating by A. M. Best & Company (“Best”). As of the date of this Agreement and to the Best Knowledge of Lebanon Mutual, Best has not announced that it has under surveillance or review its rating of the financial strength or claims-paying ability of Lebanon Mutual, and there exists no reason (other than the public announcement of this Agreement and the transactions contemplated hereby) why Best would lower its rating or put Lebanon Mutual on a “watch” list to determine whether to lower its rating.

     Section 3.15 Regulatory Filings. Lebanon Mutual has made available for inspection by MTS complete copies of all material registrations, filings and submissions made since January 1, 2004 by Lebanon Mutual with any Government Entity and any reports of examinations issued since January 1, 2004 by any such Government Entity that relate to Lebanon Mutual. Lebanon Mutual has filed all reports, statements, documents, registrations, filings or submissions required to be filed by it with any Government Entity, except where the failure to file, in the aggregate, would not have or be reasonably likely to result in a Lebanon Mutual Material Adverse Effect. To the Best Knowledge of Lebanon Mutual, all such reports, statements, documents, registrations, filings or submissions were in all material respects true, complete and accurate when filed. This Section 3.15 does not apply to Taxes, which are covered exclusively by Section 3.11.
     Section 3.16 Investments.
     (a) The Statutory Financial Statements set forth by category all securities, mortgages and other investments (collectively, the “Investments”) owned by Lebanon Mutual as of December 31, 2006, together with the cost basis, book or amortized value, as the case may be, as of December 31, 2006, and the changes in Investments from January 1, 2007 through September 30, 2007. All transactions in Investments by Lebanon Mutual from September 30, 2007 to the date hereof have complied in all material respects (i) with the investment policy of Lebanon Mutual, and (ii) with all Applicable Laws.
     (b) Except as set forth in the Statutory Financial Statements, Lebanon Mutual has good and marketable title to the Investments listed in the Statutory Financial Statements or acquired in the ordinary course of business since September 30, 2007 other than with respect to those Investments that have been disposed of in the ordinary course of business or as contemplated by this Agreement or redeemed in accordance with their terms since such date and other than with respect to statutory deposits which are subject to certain restrictions on transfer.
     (c) A complete list of all investments owned, directly or indirectly, by Lebanon Mutual as of September 30, 2007 that are in default, in bankruptcy, nonperforming, restructured, or foreclosed, or that are included on any “watch list” are set forth in Section 3.16(c) of the Disclosure Schedule, and there have been no changes since that date that would have or be reasonably likely to result in a Lebanon Mutual Material Adverse Effect.
     (d) Except as set forth in the Statutory Financial Statements, there are no Encumbrances on any of Investments, other than special deposits reflected in the Statutory Financial Statements.
     Section 3.17 Reserves. The aggregate reserves of Lebanon Mutual as recorded in the Financial Statements and Statutory Financial Statements have been determined in accordance with generally accepted actuarial principles consistently applied (except as set forth therein). The insurance reserving practices and polices of Lebanon Mutual have not changed, in any material respect, since December 31, 2004, and the results of the application of such practices and policies are reflected in the Financial Statements and Statutory Financial Statements. All reserves of Lebanon Mutual set forth in the Financial Statements and Statutory Financial Statements are fairly stated in accordance with sound actuarial principles and meet the requirements of the insurance laws of the Commonwealth of Pennsylvania, except where the failure to so state such reserves or meet such requirements would not have or be reasonably likely to result in a Lebanon Mutual Material Adverse Effect.
     Section 3.18 Information in Prospectus and Registration Statement.
     (a) To the Best Knowledge of Lebanon Mutual, the Prospectus (or any amendment thereof or supplement thereto), (1) at the date mailed to Eligible Members, and (2) at the time of the Special Meeting, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Lebanon Mutual with respect to statements made therein based on information supplied by MTS or others in writing for inclusion in the Prospectus. The Prospectus will comply as to form in all material respects with all Applicable Laws.
     (b) To the Best Knowledge of Lebanon Mutual, none of the information supplied by Lebanon Mutual for inclusion in the Registration Statement, at the date it becomes effective and at the time of the Special Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
     Section 3.19 Brokers. Except for an investment banker mutually agreed to by Lebanon Mutual and MTS (the “Investment Banker”), no person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by Lebanon Mutual in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Lebanon Mutual. Lebanon Mutual has disclosed to MTS the fees payable to the Investment Banker in connection with the Contemplated Transactions. Except as provided in Section 1.3, fees payable to the Investment Banker prior to the Closing of the Merger are the sole responsibility of MTS.
     Section 3.20 Employee Benefit Plans; ERISA.
     (a) Lebanon Mutual has provided to MTS a true and complete copy of each Benefit Plan and each other employee benefit plan, program, agreement or arrangement, that is sponsored, maintained or contributed to or required to be contributed to by Lebanon Mutual or by any trade or business, whether or not incorporated, that, together with Lebanon Mutual, would or would have been at any date of determination occurring within the preceding five years, deemed a “single employer” within the meaning of Section 4001 of ERISA, or considered as being members of a controlled group of corporations, under common control, or members of an affiliated service group within the meaning of Subsections 414(b) or (c) of the Code or Section 4001(a)(14) of ERISA (each such trade, business or member an “ERISA Affiliate”), in each case for the benefit of any employee or terminated employee of Lebanon Mutual (the “Plans”). No Plan is a “multiemployer pension plan,” as defined in Section 3(37) of ERISA, nor is any Plan a plan described in Section 4063(a) of ERISA.

     (b) With respect to each Plan, to the extent applicable, Lebanon Mutual has heretofore made available or has caused to be made available, or will make available or cause to be made available prior to the Closing, to MTS true and complete copies of the following documents:
     (i) a copy of each written Plan;
     (ii) a copy of the most recent annual report on Form 5500 and actuarial report, if required under ERISA;
     (iii) a copy of the most recent summary plan description required under ERISA with respect thereto;
     (iv) if the Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and
     (v) the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under Section 401 of the Code.
     (c) Each Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the Internal Revenue Service as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and nothing has occurred with respect to such Plan since the date of such determination letter that could reasonably be expected to result in a Lebanon Mutual Material Adverse Effect.
     (d) No material liability under Title IV of ERISA has been incurred by Lebanon Mutual or, to the Best Knowledge of Lebanon Mutual, any ERISA Affiliate, that has not been satisfied in full, and to the Best Knowledge of Lebanon Mutual, no condition exists that presents a material risk to Lebanon Mutual or any ERISA Affiliate of incurring a material liability under such Title.
     (e) No ERISA Plan or any trust established thereunder that is subject to Section 302 of ERISA and Section 412 of the Code has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each ERISA Plan ended prior to the Closing Date. To the Best Knowledge of Lebanon Mutual, all contributions required to be made with respect thereto (whether pursuant to the terms of any ERISA Plan or otherwise) on or prior to the Closing Date have been timely made or will be timely made prior to the Closing Date.
     (f) Neither Lebanon Mutual, nor, to the Best Knowledge of Lebanon Mutual, any ERISA Affiliate, has engaged in a transaction in connection with which Lebanon Mutual or the ERISA Affiliate could be subject to penalties under the excise tax or joint and several liability provisions of the Code relating to employee benefit plans that would, individually, or taken together with any amounts arising as a result of noncompliance with any of the other paragraphs of this Section 3.20, have or be reasonably likely to result in a Lebanon Mutual Material Adverse Effect.

     (g) To the Best Knowledge of Lebanon Mutual, each Plan has been operated and administered in all material respects in accordance with its terms and Applicable Law, including ERISA and the Code, except where such noncompliance, individually, or taken together with any amounts arising as a result of noncompliance with any of the other paragraphs of this Section 3.20, would not have or be reasonably likely to result in a Lebanon Mutual Material Adverse Effect.
     (h) The consummation of the transactions contemplated by this Agreement will not (x) entitle any current or former employee, director or officer of Lebanon Mutual to severance pay, unemployment compensation or any other payment or (y) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director or officer.
     (i) There are no pending or, to the Best Knowledge of Lebanon Mutual, threatened or anticipated actions, suits or claims by or on behalf of any Plan, by any employee or beneficiary covered under any Plan, or otherwise involving any such Plan (other than routine claims for benefits) that would, individually, or taken together with any amounts arising as a result of noncompliance with any of the other paragraphs of this Section 3.20, have or be reasonably likely to result in a Lebanon Mutual Material Adverse Effect.
     (j) No Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees after retirement or other termination of service other than (i) coverage mandated by Applicable Law, (ii) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of Lebanon Mutual, or (iv) benefits, the full cost of which is borne by the current or former employee (or his or her beneficiary).
     Section 3.21 Labor Relations; Employees. [Reserved].
     Section 3.22 Intellectual Property Rights.
     (a) Lebanon Mutual owns, free of Encumbrances, or has a valid and binding license to use, all Intellectual Property material to the conduct of the business of Lebanon Mutual.
     (b) Except for defaults and infringements which would not, individually or in the aggregate, have or be reasonably likely to result in a Lebanon Mutual Material Adverse Effect, (i) Lebanon Mutual is not in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Intellectual Property, and (ii) to the Best Knowledge of Lebanon Mutual, (A) all Intellectual Property material to the conduct of the business of Lebanon Mutual and owned by Lebanon Mutual is not being infringed by any third party, and (B) Lebanon Mutual is not infringing any Intellectual Property of any third party.
     (c) There is no pending or, to the Best Knowledge of Lebanon Mutual, threatened significant claim or dispute regarding the ownership of, or use by, Lebanon Mutual of any Intellectual Property, and to the Best Knowledge of Lebanon Mutual, consummation of the transactions contemplated hereby will not result in the loss of use of any Intellectual Property material to business of Lebanon Mutual.

     Section 3.23 Contracts.
     (a) Lebanon Mutual has provided to MTS a true and correct copy of each contract (collectively, the “Contracts”) to which Lebanon Mutual is a party or by which it is bound which:
     (i) contains obligations in excess of $25,000 or is otherwise material to the current business of Lebanon Mutual taken as a whole; or
     (ii) is a reinsurance or retrocession contract which requires the payment of premiums by Lebanon Mutual of amounts in excess of $25,000 per year; or
     (iii) contains covenants limiting the freedom of Lebanon Mutual to engage in any line of business in any geographic area or to compete with any person or entity or restricting the ability of Lebanon Mutual to acquire equity securities of any person or entity; or
     (iv) is an employment or severance contract applicable to any employee of Lebanon Mutual, including contracts to employ executive officers and other contracts with officers or directors of Lebanon Mutual, other than agent contracts with insurance agents and any such contract which by its terms is terminable by Lebanon Mutual on not more than 60 days’ notice without material liability.
     (b) With respect to each of the Contracts:
     (i) such contract is (assuming due power and authority of, and due execution and delivery by, the other party or parties thereto) valid and binding upon Lebanon Mutual and, to the Best Knowledge of Lebanon Mutual, each other party thereto and is in full force and effect;
     (ii) except for the default by SCIPS.com, Inc. under the contract for the installation of a new data processing system, there is no material default or claim of material default thereunder by Lebanon Mutual, or the Best Knowledge of Lebanon Mutual, by any other party thereto, and no event has occurred which, with the passage of time or the giving of notice (or both), would constitute a material default thereunder by Lebanon Mutual, or to the Best Knowledge of Lebanon Mutual, by any other party thereto, or would permit material modification, acceleration or termination thereof; and
     (iii) the consummation of the transactions contemplated by this Agreement will not give rise to a right of the other party or parties thereto to terminate such contract or impose liability under the terms thereof on Lebanon Mutual.
     Section 3.24 Environmental Laws and Regulations.
     (a) Lebanon Mutual and its properties and operations are in compliance with all Environmental Laws, which compliance includes, but is not limited to, the possession by Lebanon Mutual of all permits and other authorizations of Governmental Entities required under applicable Environmental Laws, and compliance with the terms and conditions thereof, except for non-compliance which, individually or in the aggregate, has not had, and is not reasonably likely to result in, a Lebanon Mutual Material Adverse Effect.
     (b) Lebanon Mutual has not received written notice of, nor is the subject of, any Environmental Claims that, individually or in the aggregate, has had, or is reasonably likely to result in, a Lebanon Mutual Material Adverse Effect.
     (c) To the Best Knowledge of Lebanon Mutual, there are no facts, circumstances or conditions in connection with the operation of its business or any currently or formerly owned properties or any investment properties or any other properties that have led to or are reasonably likely to lead to any Environmental Claims or impositions of any institutional or engineering controls or restrictions on the use or development of properties in the future which, individually or in the aggregate, has had, or is reasonably likely to result in, a Lebanon Mutual Material Adverse Effect.
     Section 3.25 Insurance Coverage. Lebanon Mutual maintains insurance coverage reasonably adequate for the operation of the business of Lebanon Mutual. The insurance maintained by Lebanon Mutual insures against risks to the extent and in the manner reasonably deemed appropriate and sufficient by Lebanon Mutual, and the coverage provided thereunder will not be materially and adversely affected by the contemplated transactions.
     Section 3.26 Compliance with Privacy Laws and Policies. Lebanon Mutual is in material compliance with (i) the terms of Lebanon Mutual’s own privacy policy as it exists on the date of this Agreement, a true and correct copy of which has been provided to MTS, and (ii) all Applicable Laws concerning the protection of confidential personal information received from individual policyholders, except in each case for any non-compliance that, individually or in the aggregate, has not had or is not reasonably likely to result in, an Lebanon Mutual Material Adverse Effect.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF HOLDCO
     MTS represents and warrants to Lebanon Mutual, as follows:
     Section 4.1 Organization. HoldCo is a Pennsylvania corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania with the corporate power and authority and all governmental approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. HoldCo is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not individually or in the aggregate have or be reasonably likely to have a material adverse effect on the financial condition or results of operations of HoldCo (a “HoldCo Material Adverse Effect”). The copies of HoldCo’s Constituent Documents that have been delivered to Lebanon Mutual are complete and correct and in full force and effect.

     Section 4.2 Capitalization. As of the Effective Date, the authorized capital stock of HoldCo will consist of 20,000,000 shares of common stock, $0.01 par value (the “HoldCo Common Stock”), and 5,000,000 shares of preferred stock. As of the date hereof, no shares of HoldCo capital stock are issued and outstanding. When issued pursuant to the Plan of Conversion and this Agreement, all of the issued and outstanding shares of HoldCo Common Stock will be validly issued, fully paid and nonassessable and free of preemptive rights. As of the date of this Agreement, except for the shares of HoldCo Common Stock to be issued pursuant to the terms of the Plan of Conversion, there are no outstanding options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating HoldCo to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock.
     Section 4.3 Business; Subsidiaries. As of the date hereof and as of the Closing Date, HoldCo will have no Subsidiaries (other than Lebanon Mutual), no significant assets or liabilities, and will not be engaged in any business.
     Section 4.4 Authority Relative to this Agreement. HoldCo has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by HoldCo and the consummation by HoldCo of the transactions contemplated hereby have been duly authorized by the Board of Directors of HoldCo, and no other corporate proceedings on the part of HoldCo are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by HoldCo and (assuming this Agreement constitutes a valid and binding obligation of Lebanon Mutual and MTS) constitutes a valid and binding agreement of HoldCo, enforceable against HoldCo in accordance with its terms.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE CLOSING
     Section 5.1 Conduct of Business by Lebanon Mutual Pending the Closing. From the date hereof until the Closing Date, unless (i) all of the parties hereto shall otherwise consent in writing, (ii) set forth in Section 5.1 of the Disclosure Schedule as expressly permitted, or (iii) expressly permitted by or required pursuant to this Agreement, Lebanon Mutual and its Subsidiaries shall conduct their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all Applicable Laws, and shall, to the extent consistent therewith, use commercially reasonable efforts to (i) preserve intact their respective business organizations and goodwill and relationships with third parties (including relationships with policyholders, insureds, agents, underwriters and brokers), (ii) keep available the services of their respective current key employees, and (iii) maintain their respective current rights and franchises, subject to the terms of this Agreement. In addition to, and without limiting the generality of the foregoing, except as set forth in Section 5.1 of the Disclosure Schedule or as otherwise expressly permitted by or required pursuant to this Agreement, from the date hereof until the Closing Date, without the prior written consent of all of the parties hereto, none Lebanon Mutual or any of its Subsidiaries shall:

     (a) adopt or propose any change in its Constituent Documents (other than the Articles of Amendment to be adopted in connection with the Conversion);
     (b) issue any share of capital stock or any option, warrant, subscription right, or other right to purchase capital stock or any security convertible into or exchangeable for capital stock, or purchase, redeem or otherwise acquire any shares of capital stock or any options, warrants, subscription rights or other rights to purchase capital stock or any security convertible into or exchangeable for capital stock;
     (c) (i) merge or consolidate with any other Person, (ii) acquire a material amount of the assets or equity of any other Person, (iii) other than in the ordinary course of business, make or commit to make any capital expenditure, (iv) make any capital expenditure having a cost that exceeds $100,000, or (v) enter into, modify or amend a lease of property, except for modifications or amendments that are not materially adverse;
     (d) sell, lease, license, subject to an Encumbrance, or otherwise surrender, relinquish or dispose of (i) any real property owned, or (ii) any assets or property except, (x) with respect to clause (ii), pursuant to existing written contracts or commitments (the terms of which have been disclosed in writing to the other parties hereto prior to the date hereof), or (y) with respect to clauses (i) and (ii), in the ordinary course of business consistent with past practice;
     (e) (i) enter into or amend any employment agreement with any employee except in a manner previously disclosed in writing to the other parties hereto, (ii) except as permitted by clause (i), adopt, enter into, terminate or amend any Benefit Plan that would increase the cost of such Benefit Plan to the Company, (iii) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus of any kind or amount whatsoever to, any current or former director, officer, employee or consultant, except in the ordinary course of business consistent with past practice; (iv) pay any benefit or amount not required under any Benefit Plan, (y) grant or pay any severance or termination pay or increase in any manner the severance or termination pay of any current or former director, officer, employee or consultant of the party, or (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan;
     (f) change any method of accounting or accounting practice, except for any such required change in U.S. GAAP or the applicable Statutory Accounting Practices as agreed by such party’s independent auditors;
     (g) take any action or fail to take any action that would reasonably be expected to cause Conversion to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code;
     (h) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), in each case, other than (i) settlement of policy claims or other payments, discharges, settlements or satisfactions in the ordinary course of business consistent with past practice, (ii) settlements of litigation (other than claims litigation) that individually do not exceed $25,000 or, in the aggregate, $100,000, or (iii) payment of indebtedness, debt securities, guarantees, loans, advances and capital contributions made in the ordinary course of business consistent with past practices and in accordance with scheduled amortization or repayment schedules;
     (i) other than in the ordinary course of business consistent with past practices, (i) make or rescind any material express or deemed election relating to Taxes, (ii) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, which, individually or in the aggregate, exceeds $50,000, (iii) make a request for a written ruling of a taxing authority relating to material Taxes, other than any request for a determination concerning qualified status of any ERISA plan intended to be qualified under Code Section 401(a), (iv) enter into a written and legally binding agreement with a taxing authority relating to material Taxes, or (v) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the taxable year ended December 31, 2006;
     (j) other than in the ordinary course of business consistent with past practice, modify or amend in any material respect or terminate any material contract or enter into any new agreement which would have been considered a material contract if it were entered into at or prior to the date hereof;
     (k) abandon, modify, waive, terminate or otherwise change any of its insurance licenses, except (i) as may be required in order to comply with Applicable Law, or (ii) such modifications or waivers of insurance licenses as would not, individually or in the aggregate, restrict the business or operations of such party in any material respect;
     (l) take any actions or omit to take any actions that would cause any of its representations and warranties herein to become untrue in any material respect or that would cause or reasonably be expected to cause an Lebanon Mutual Material Adverse Effect;
     (m) terminate, cancel or amend any insurance coverage maintained by it with respect to any material assets that is not replaced by a comparable amount of insurance coverage;
     (n) take any action that is not expressly permitted by or provided for in this Agreement that would reasonably be expected to result in a reduction of the insurer financial strength ratings of such party by Best;
     (o) make any material change in its underwriting, claims management, pricing or reserving practices;
     (p) issue or assume any indebtedness in an amount in excess of $200,000;
     (q) guarantee or act as a surety for, or agree to guarantee or act as a surety for, the obligations of another person; provided, however, that Lebanon Mutual may endorse negotiable instruments for collection in the ordinary course of its business; and
     (r) agree or commit to do any of the foregoing or permit any Subsidiary to do any of the foregoing;

     Section 5.2 Conduct of Business by HoldCo Pending the Closing. From the date hereof until the Closing Date, unless Lebanon Mutual and MTS shall otherwise consent in writing, or as otherwise contemplated by this Agreement, HoldCo shall not:
     (a) conduct any business or enter into any oral or written contracts, agreements or obligations of any nature; or
     (b) amend its Articles of Incorporation or Bylaws.
ARTICLE VI
ADDITIONAL AGREEMENTS
     Section 6.1 Access and Information. Lebanon Mutual and MTS shall each afford to the other and to the other’s financial advisors, legal counsel, accountants, consultants, financing sources, and other authorized representatives access during normal business hours throughout the period prior to the Closing Date to all of its books, records, properties, plants and personnel and, during such period, each shall furnish as promptly as practicable to the other (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal securities laws, and (b) all other information as such other party reasonably may request, provided that neither party shall disclose to the other any competitively sensitive or privileged information and no investigation pursuant to this Section 6.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the contemplated transactions. Lebanon Mutual and MTS agree to schedule and convene meetings of officers, producers and employees at reasonable intervals to discuss Lebanon Mutual business developments, status of efforts related to the closing of the Conversion and other matters of mutual interest.
     Section 6.2 Acquisition Proposals. Lebanon Mutual shall not, nor shall Lebanon Mutual authorize or permit any officer, director or employee of, or any investment banker, attorney, accountant or other advisor or representative (collectively, “Representatives”) of, Lebanon Mutual to, directly or indirectly, (a) solicit, initiate or encourage the submission of any Acquisition Proposal or (b) enter into, continue or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or agree to or endorse, or take any other action to facilitate any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. Notwithstanding anything in this Agreement to the contrary, Lebanon Mutual shall as promptly as practicable advise MTS orally and in writing of the receipt by it (or any of the other entities or persons referred to above) after the date hereof of any Acquisition Proposal, or any inquiry which could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or inquiry, and the identity of the person making any such Acquisition Proposal or inquiry. Lebanon Mutual will keep MTS fully informed of the status and details of any such Acquisition Proposal. The term “Acquisition Proposal” as used herein means any offer or proposal (i) for a merger, consolidation or other business combination involving Lebanon Mutual, (ii) to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, Lebanon Mutual, (iii) with respect to any recapitalization or restructuring of Lebanon Mutual, or (iv) with respect to any other transaction similar to any of the foregoing with respect to Lebanon Mutual, other than the transactions contemplated by this Agreement. Immediately after the execution and delivery of this Agreement, Lebanon Mutual will cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Acquisition Proposal.
     Section 6.3 Fiduciary Duties. The Board of Directors of Lebanon Mutual shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to MTS, the approval or recommendation by such Board of Directors of the Plan of Conversion, the Articles of Amendment or any of the Contemplated Transactions, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal.
     Section 6.4 Filings; Other Action.
     (a) Subject to the terms and conditions herein provided, as promptly as practicable, HoldCo, Lebanon Mutual and MTS shall: (i) make all filings required by the insurance regulatory authorities in Pennsylvania, and any other relevant jurisdiction that may be required to be made in connection with this Agreement and the Contemplated Transactions, (ii) use reasonable best efforts to cooperate with each other in (A) determining which filings are required to be made prior to the Closing Date, and which material consents, approvals, permits, notices or authorizations are required to be obtained prior to the Closing Date from Government Entities, in connection with the execution and delivery of this Agreement and related agreements and the consummation of the Contemplated Transactions and (B) timely making all such filings and timely seeking all such consents, approvals, permits, notices or authorizations, and (iii) use reasonable best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or appropriate to consummate the Contemplated Transactions as soon as practicable. In connection with the foregoing, Lebanon Mutual will provide MTS, and MTS will provide Lebanon Mutual, with copies of material correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or any of its representatives, on the one hand, and any Government Entity or members of their respective staffs, on the other hand, with respect to this Agreement or related agreements and the Contemplated Transactions.
     (b) MTS will cooperate with Lebanon Mutual with respect to all matters coming before the Department in connection with this Agreement, the Plan of Conversion and the Contemplated Transactions.
     Section 6.5 Public Announcements; Public Disclosures; Privacy Laws.
     (a) Until the Closing Date, MTS, on the one hand, and Lebanon Mutual, on the other hand, agree that they will not issue any press release or otherwise make any public statement, make any public filing or any submission to any rating agency or respond to any press inquiry in each case with respect to this Agreement or the Contemplated Transactions without the prior approval of the other party (which approval will not to be unreasonably withheld), except as may be required by Applicable Law or by obligations pursuant to any listing agreement with any national securities exchange.

     (b) Each of MTS and Lebanon Mutual will use its reasonable best efforts to ensure that the consummation of the transactions contemplated by this Agreement and the performance by the parties of their obligations under this Agreement will not result in any breach of (i) any Applicable Law concerning the protection of confidential personal information received from individual policyholders, or (ii) the respective privacy policies of Lebanon Mutual and MTS.
     Section 6.6 Stock Exchange Listing. HoldCo shall (i) as promptly as practicable prepare and submit to the NASDAQ a listing application covering HoldCo Common Stock to be issued in connection with the Conversion, and (ii) use its reasonable best efforts to obtain, prior to the Closing Date, approval for the listing of such HoldCo Common Stock on the NASDAQ, subject to official notice of issuance.
     Section 6.7 Company Indemnification Provisions.
     (a) Commencing on the Closing Date and continuing for a period of not less than two years after the Closing Date, to the extent required or permitted under Applicable Law, HoldCo shall indemnify and defend all persons who prior to the Effective Date served as directors or officers of Lebanon Mutual or any of its subsidiaries (collectively, the “Indemnified Parties”) from and against any and all losses, claims, damages, demands, lawsuits, expenses or liabilities (collectively, “Losses”) that arise out, result from, or are otherwise attributable to an Indemnified Party’s status or service as an officer or director of Lebanon Mutual or any of its Subsidiaries; provided, however, indemnification shall not be provided for Losses if or to the extent that (i) indemnification is prohibited by law; (ii) the Indemnified Parties would not have been entitled to indemnification for the Loss from Lebanon Mutual if the Loss had been incurred and reported in the period prior to the Effective Date; or (iii) the Loss arises out of intentional misconduct, knowing dishonesty or fraud on the part of the Indemnified Party.
     (b) If HoldCo or any of its or their successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of HoldCo or the surviving corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.7.
     (c) The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.
     Section 6.8 Tax Matters. Lebanon Mutual and MTS and their affiliates shall each reasonably cooperate in connection with obtaining the opinion of counsel described in Section 7.1(i), including providing to counsel such representations as are reasonably required by counsel to enable them to render such opinion.
     Section 6.9 Reorganization. Absent a change in the method of effecting one or more of the Contemplated Transactions, the parties intend the conversion of Lebanon Mutual from a mutual form to a stock form insurance company and the acquisition by HoldCo of all of the outstanding shares of Lebanon Mutual to qualify as a reorganization within the meaning of section 368(a) of the Code. Each party and its affiliates shall use all reasonable best efforts to achieve such tax consequences; neither party shall or shall permit any of its affiliates to take any action or fail to take any action that would reasonably be expected to adversely affect, impede or prevent the achievement of such tax consequences; and neither the parties nor their affiliates will take or assert any position that is inconsistent with their mutual intent to achieve such tax consequences.
     Section 6.10 Additional Matters. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable best efforts to obtain all necessary waivers, consents and approvals in connection with the Governmental Requirements and any other third party consents and to effect all necessary registrations and filings. In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of MTS, HoldCo and Lebanon Mutual shall take all such necessary action.
     Section 6.11 HoldCo Common Stock Matters. Lebanon Mutual, MTS, and HoldCo shall cooperate (a) in satisfying the applicable underwriting arrangements with respect to the Offerings, including without limitation preparation and delivery of due diligence materials, legal opinions and accountants’ comfort letters, (b) arranging for the registration of HoldCo Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (c) addressing the applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the corporate governance requirements of NASDAQ.
ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE CLOSING
     Section 7.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:
     (a) No statute, rule, regulation, executive order, decree, ruling or preliminary or permanent injunction shall have been enacted, entered, promulgated or enforced by any federal or state court or Government Entity having jurisdiction which prohibits, restrains or enjoins consummation of the Conversion or the Contemplated Transactions;
     (b) Each of Lebanon Mutual and MTS shall have made such filings, and obtained such permits, authorizations, consents, or approvals (including the approval of the Insurance Commissioner, under Pennsylvania law of the Conversion and the other Contemplated Transactions) required by Governmental Requirements to consummate the Contemplated Transactions, in form reasonably satisfactory to them, and the appropriate forms shall have been executed, filed and approved as required by the corporate and insurance laws and regulations of the applicable jurisdictions, including the Commonwealth of Pennsylvania, which permits, authorizations, consents, and approvals may be subject only to (i) conditions customarily imposed by insurance regulatory authorities in demutualization transactions, and (ii) conditions with respect to the Plan of Conversion or the other Contemplated Transactions that do not impose terms that are materially inconsistent with any material terms contained in the Plan of Conversion and this Agreement in a manner that adversely affects the economic value to MTS or Lebanon Mutual of the Conversion and the other Contemplated Transactions, or would not reasonably be expected to have an Lebanon Mutual Material Adverse Effect or an MTS Material Adverse Effect (after giving effect to the consummation of the Conversion);
     (c) The appraised value of Lebanon Mutual shall have been confirmed by the Appraiser as of the last day of the Subscription Offering or the last day of the Community Offering, whichever is later, and an aggregate dollar amount of HoldCo Common Stock falling within the Valuation Range shall have been offered and sold in accordance with the Plan of Conversion;
     (d) The Plan of Conversion and the Articles of Amendment shall have been approved and adopted by the requisite vote of the Eligible Members in accordance with Applicable Law;
     (e) The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order;
     (f) HoldCo Common Stock issuable to subscribers pursuant to the Plan of Conversion shall have been authorized for listing on the NASDAQ upon official notice of issuance thereof;
     (g) Each of the conditions set forth in the Plan of Conversion shall have been satisfied or waived;
     (h) Lebanon Mutual and HoldCo shall have received an opinion of counsel from Stevens & Lee, PC to the effect that, on the basis of certain facts, customary representations and assumptions set forth in or referred to in such opinions that are consistent with the facts existing at the Closing Date, the Conversion will be a reorganization within the meaning of Section 368(a) of the Code; provided that the condition contained in this Section 7.1(i) may only be waived by both Lebanon Mutual and MTS;
     (i) The registration of the HoldCo Common Stock under Section 12 of the Exchange Act shall be effective; and
     (j) The Offerings and the Conversion shall have been effected prior to or simultaneously with the Closing, and the net proceeds of the Offerings shall have been released to HoldCo from escrow in accordance with the Plan of Conversion.
     Section 7.2 Conditions to Obligation of Lebanon Mutual to Effect the Closing. The obligation of Lebanon Mutual to effect the Closing shall be subject to the satisfaction or waiver by Lebanon Mutual at or prior to the Closing Date of the following additional conditions:
     (a) MTS shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing Date; the representations and warranties of MTS contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date except (i) for changes specifically permitted by the terms of this Agreement,

(ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and (iii) where any such failure of the representations and warranties in the aggregate to be true and correct in all respects would not have an MTS Material Adverse Effect; and Lebanon Mutual shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of MTS as to the satisfaction of this condition.
     Section 7.3 Conditions to Obligations of MTS to Effect the Closing. The obligations of MTS to effect the Closing shall be subject to the satisfaction or waiver by MTS at or prior to the Closing Date of the following additional conditions:
     (a) No Lebanon Mutual Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.
     (b) Subject to the requirements of SAS 72, Beard Miller & Company LLP, or any other regionally recognized certified public accounting firm selected by MTS, shall have furnished to MTS an “agreed upon procedures letter”, dated the Effective Date, in form and substance reasonably satisfactory to the Investment Banker, to the effect that:
     (i) In such accounting firm’s opinion, the consolidated financial statements of Lebanon Mutual examined by such firm and included in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the published rules and regulations promulgated thereunder; and
     (ii) On the basis of limited procedures, not constituting an audit, including limited review of the unaudited financial statements of Lebanon Mutual contained in the Registration Statement, a limited review of the latest available unaudited consolidated interim financial statements of Lebanon Mutual, inspection of the minute books of Lebanon Mutual since December 31, 2004, inquiries of officials of Lebanon Mutual responsible for financial and accounting matters and such other inquiries and procedures as may be specified in such letter, nothing came to such firm’s attention that caused them to believe that:
     (1) Any unaudited financial statements of Lebanon Mutual included in the Registration Statement are not in conformity with U.S. GAAP applied on a basis substantially consistent with that of the audited financial statements covered by such firm’s report included in the Registration Statement;
     (2) As of a specified date not more than five days prior to the date of delivery of such letter, there have been any changes in the consolidated shareholders’ equity of Lebanon Mutual as compared with the amounts shown in the most recent interim balance sheet of Lebanon Mutual included in the Registration Statement, except in each case for such changes, increases or decreases (x) which the Registration Statement discloses have occurred or may occur, (y) are attributable to the results of operations of Lebanon Mutual since the date of such interim balance sheet, or (z) are immaterial; and

     (3) For the period from the date of the most recent interim financial statements of Lebanon Mutual included in the Registration Statement to such specified date, there were any decreases in the consolidated net income of Lebanon Mutual as compared with the comparable period of the preceding fiscal year, except in each case for decreases (x) that the Registration Statement discloses have occurred or may occur, or (y) which are immaterial.
     (c) Lebanon Mutual shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing Date; the representations and warranties of Lebanon Mutual contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and (iii) where any such failure of the representations and warranties in the aggregate to be true and correct in all respects would not have an Lebanon Mutual Material Adverse Effect; and MTS shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Lebanon Mutual as to the satisfaction of this condition.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
     Section 8.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing Date by mutual written agreement of MTS, HoldCo, and Lebanon Mutual.
     Section 8.2 Termination by Either MTS or Lebanon Mutual. This Agreement may be terminated and the Conversion and the Merger may be abandoned by action of the Board of Directors of either MTS or Lebanon Mutual if:
     (a) The Plan of Conversion shall fail to receive the requisite approval of the appropriate Government Entities, or the Plan of Conversion, this Agreement and the Articles of Amendment shall fail to receive the requisite vote for approval and adoption by the Eligible Members;
     (b) This Agreement shall fail to receive the requisite approval of the appropriate Government Entities;
     (c) The Closing shall not have been consummated before January 15, 2009; provided that the party seeking to terminate this Agreement pursuant to this Section 8.2(c) shall not have failed to perform the covenants, agreements and conditions to be performed by it which has been the cause of, or resulted in, the failure of the Closing Date to occur by such date; or
     (d) A United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.2 shall have used all reasonable best efforts to remove such injunction, order or decree.
     Section 8.3 Termination by Lebanon Mutual. This Agreement may be terminated and the Conversion may be abandoned by action of Lebanon Mutual in the following circumstances:
     (a) If MTS materially breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which if not cured would cause the conditions set forth in Section 7.2 not to be satisfied, and such breach is incapable of being cured or shall not have been cured within 30 days after written notice thereof shall have been received by MTS, provided, that Lebanon Mutual shall not have taken any action that would cause it to be in material violation of any of its representations, warranties or covenants set forth in this Agreement.
     Section 8.4 Termination by MTS. This Agreement may be terminated and the Merger may be abandoned by action of MTS in the following circumstances:
     (a) If Lebanon Mutual materially breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which if not cured would cause the conditions set forth in Section 7.3(c) not to be satisfied, and such breach is incapable of being cured or shall not have been cured within 30 days after written notice thereof shall have been received by Lebanon Mutual, provided, that MTS shall not have taken any action that would cause it to be in material violation of any of its representations, warranties or covenants set forth in this Agreement.
     Section 8.5 Effect of Termination and Abandonment. In the event of termination of the Agreement and the abandonment of the Conversion pursuant to this Article VIII, written notice thereof shall as promptly as practicable be given to the other parties to this Agreement and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto. If this Agreement is terminated pursuant to this Article VIII: (a) there shall be no liability or obligation on the part of MTS, HoldCo, Lebanon Mutual or their respective officers and directors, and all obligations of the parties shall terminate, except for (i) the obligations of the parties pursuant to this Section 8.5, and the provisions of Section 1.3, Section 2.16, Section 3.19, and Section 6.5, and (ii) any liabilities for any breach by the parties of the terms and conditions of this Agreement; and (b) all filings, applications and other submissions made pursuant to the transactions contemplated by this Agreement shall, to the extent practicable, be withdrawn from the agency or person to which made.
     Section 8.6 Breach of Agreement by Lebanon Mutual or HoldCo. In the event that either Lebanon Mutual or HoldCo breach any provision of this Agreement, then the liability of Lebanon Mutual and HoldCo for monetary damages arising from any such breach shall be limited to reimbursement of MTS for the Transaction Expenses incurred by MTS as provided in Section 1.3(b).

ARTICLE IX
GENERAL PROVISIONS
     Section 9.1 Survival of Representations, Warranties and Agreements. No representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement, shall survive beyond the Closing Date. This Section 9.1 shall not limit any covenant or agreement set forth in this Agreement, which covenants and agreements shall survive the Closing Date.
     Section 9.2 Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given (a) one Business Day after confirmation of receipt of a facsimile transmission, (b) one Business Day after delivered to a nationally recognized commercial delivery service promising next business day delivery and requiring receipt for delivery (such as Federal Express), (c) when delivered by hand or (c) three Business Days after the day when sent by United States mail, registered or certified mail (postage prepaid, return receipt requested), addressed to the respective parties at the following addresses (or such other address for a party as shall be specified by like notice):
(a)	If to HoldCo or Lebanon Mutual, to:

Lebanon Mutual Insurance Company 137 West Penn Avenue Lebanon, PA 17042 Telecopy: (717) – 272-4479 Telephone: (800) 932-0363 ext. 150 Attention: Rollin P. Rissinger, Jr., President

With a copy to:

Buzgon Davis 525 South Eighth Street Lebanon, PA 17042 Telecopy: (717) 274-1751 Telephone: (717) – 274-1421 Attention: Timothy Huber, Esquire

(b)	If to MTS, to:

Griffin MTS Partners, LLC 607 Washington Street Reading, PA 17603 Telecopy: (610) 371-7974 Telephone: (610) 205-6028 Attention: Jeffrey P. Waldron

with a copy to:

Stevens & Lee 25 North Queen Street, Suite 602 Lancaster, PA 17603 Telecopy: (717) 399-6632 Telephone: (610) 236-4176 Attention: Wesley R. Kelso
     Section 9.3 Descriptive Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     Section 9.4 Entire Agreement; Assignment. This Agreement (including the Exhibits, the Disclosure Schedule, and other documents and instruments referred to herein), when duly approved and adopted by all requisite parties, and the Plan of Conversion constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof, including any transaction between or among the parties hereto. This Agreement shall not be assigned by operation of law or otherwise, except that HoldCo may assign all of its rights and obligations hereunder to any direct wholly-owned subsidiary of HoldCo for all purposes hereof; provided, however, that no such assignment shall be made if such assignment would have an Lebanon Mutual Material Adverse Effect, an MTS Material Adverse Effect, a material adverse effect on MTS’s members or a material adverse effect on Lebanon Mutual’s policyholders or adversely affect the likelihood that the transaction contemplated hereby would be consummated.
     Section 9.5 Governing Law; Consent to Jurisdiction.
     (a) This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.
     (b) By execution and delivery of this Agreement, each of the parties hereto accepts and consents to the exclusive jurisdiction of the courts of the Commonwealth of Pennsylvania sitting in the County of Lebanon and the federal courts sitting in the Middle District of Pennsylvania, for itself and in respect of its property, and waives in respect of both itself and its property any defense it may have as to or based on sovereign immunity, jurisdiction, improper venue or inconvenient forum. Each of the parties hereto irrevocably consents to the service of any process or other papers by the use of any of the methods and to the addresses set for the giving of notices pursuant to this Agreement. Nothing herein shall affect the right of any party hereto to serve such process or papers in any other manner permitted by law.
     Section 9.6 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     Section 9.7 Waiver. At any time prior to the Closing Date, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
     Section 9.8 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts thereof signed and delivered (by telecopy, electronic transmission or otherwise) by all of the other parties hereto.
     Section 9.9 Severability; Validity; Parties in Interest. If any provision of this Agreement, or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable. Nothing in this Agreement, express or implied, is intended to confer upon any person not a party to this Agreement any rights or remedies of any nature whatsoever under or by reason of this Agreement.
     Section 9.10 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Any party seeking any such equitable remedy shall not be required to post a bond or other security in connection with any action brought with respect to this Agreement.
     Section 9.11 Definitions.
     (a) Terms Generally. The words “hereby”, “herein”, “hereof”, “hereunder” and words of similar import refer to this Agreement as a whole (including any Exhibits hereto and Disclosure Schedules delivered herewith) and not merely to the specific section, paragraph or clause in which such word appears. All references herein to Sections, Exhibits and Disclosure Schedules shall be deemed references to Sections of, Exhibits to, and Disclosure Schedules with this Agreement unless the context shall otherwise require. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The definitions given for terms in this Section 9.11 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America.
     (b) Certain Terms. Whenever used in this Agreement (including in the Schedules), the following terms shall have the respective meanings given to them below or in the Sections indicated below:

     Agreement: This Investment Agreement as it may be amended from time to time.
     Applicable Law: any applicable order, law, regulation, rule, ordinance, writ, injunction, directive, judgment, decree, principle of common law, constitution or treaty enacted, promulgated, issued, enforced or entered by any Governmental Entity applicable to the parties hereto, or any of their respective Subsidiaries, properties or assets as the case may be.
     Appraiser: the independent appraiser engaged by Lebanon Mutual in connection with the Conversion.
     Benefit Plan: each bonus, deferred compensation, incentive compensation, severance or termination pay, hospitalization or other medical, accident, disability, life or other insurance, supplemental unemployment benefits, fringe and other welfare benefit, profit-sharing, pension or retirement plan, program, agreement or arrangement.
     Best Knowledge of Lebanon Mutual: the actual knowledge of the directors and senior officers of Lebanon Mutual.
     Best Knowledge of MTS: the actual knowledge of the managers of MTS.
     Business Day: any day other than a Saturday, Sunday or a day on which banking institutions in Pennsylvania are permitted or obligated by law to be closed for regular banking business.
     Class A Common Stock: the Class A Common Stock of HoldCo.
     Class B Common Stock: the Class B Common Stock of HoldCo.
     Code: The Internal Revenue Code of 1986, as amended, together with all regulations promulgated thereunder.
     Community Offering: the offering of shares of HoldCo Common Stock to the public as described in Section VII(D) of the Plan of Conversion.
     Constituent Documents: with respect to any entity, the Certificate or Articles of Incorporation and Bylaws of such entity, or any similar charter or other organizational documents of such entity.
     Contemplated Transactions: the transactions contemplated by this Agreement and the Plan of Conversion, including without limitation the transactions described in Section 1.1 and Section 1.6.
     Effective Date: The date on which the Conversion is effective as provided in the Articles of Amendment.

     Effective Time: The time on the Effective Date that the Merger is effective as provided in the Articles of Amendment.
     Eligible Member: a Person who qualifies as an Eligible Member under the Plan of Conversion.
     Employee: an individual who was an employee of Lebanon Mutual immediately prior to the Closing Date.
     Encumbrance: any mortgage, pledge, deed of trust, hypothecation, lien, charge, security interest, right of first refusal or option to purchase.
     Environmental Laws: all Applicable Laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata).
     Environmental Claims: any actions, causes of action, claims, investigations, demands or notices by any Person asserting personal injury, property damages or the obligation to conduct investigations or clean-up activities under any Environmental Laws or alleging liability under or non-compliance with any Environmental Laws.
     ERISA: the Employee Retirement Income Security Act of 1974, as amended.
     ESOP: the employee stock ownership plan to be organized and which will purchase HoldCo Common Stock pursuant to the Plan of Conversion.
     Intellectual Property means patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, copyrights and copyright rights and other proprietary intellectual property rights and all pending applications for and registrations of any of the foregoing, and computer and network software programs and trade secrets and trade secret rights.
     Lebanon Mutual Material Adverse Effect: a material adverse effect on the business, assets, liabilities, results of operations, financial condition or prospects of Lebanon Mutual; provided, however, that (i) no incident shall be deemed to have a material adverse effect with respect to Lebanon Mutual unless either the net income or the surplus of Lebanon Mutual is reduced by more than $100,000 as a result of such incident, and (ii) none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, an Lebanon Mutual Material Adverse Effect: (A) any change relating to the United States economy or securities markets in general or (B) any adverse change, effect, event, occurrence, state of facts or development reasonably attributable to conditions affecting the industry in which Lebanon Mutual participates (other than as may arise or result from regulatory action by a Governmental Entity), so long as the effects do not disproportionately impact Lebanon Mutual.
     IRS: Internal Revenue Service.

     Member: a Person who qualifies as an Eligible Member under the Plan.
     NASD: National Association of Securities Dealers, Inc.
     NASDAQ: National Association of Securities Dealers Automated Quotation System or other acceptable over the counter trading system.
     Offerings: Collectively, the Subscription Offering and the Community Offering, as defined and described in the Plan of Conversion.
     Offering Participant: Any Person who is eligible to purchase shares of HoldCo Common Stock pursuant to the Plan of Conversion.
     PBCL: the Pennsylvania Business Corporation Law, as amended.
     Person: any natural person, firm, partnership, association, corporation, company, trust, business trust, Government Entity, limited liability company or other entity.
     Subsidiary: with respect to any Person, any entity, whether a corporation, limited liability company, partnership or otherwise, of which such person controls at least a majority of the voting power.
     Subscription Offering: the offering of shares of HoldCo Common Stock to Eligible Members and others as described in Section VII(C) of the Plan of Conversion.
     Successor Employer: any employer which acquires assets, stock or operations from any Affiliate, either directly or indirectly, and continues the existing operations in whole or in part.
     Taxes: all federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto and any liability for such as a result of being a member of an affiliated, combined, consolidated or similar group, a transferee or successor, by contract or otherwise.
     Tax Returns: all returns, declarations, statements, reports, schedules, forms and information returns any amendments to any of the foregoing relating to taxes.
     Trading Day: any day on which the NYSE/NASDAQ is open for trading.
     U.S. GAAP: United States generally accepted accounting principles.
     (c) Additional Terms. Any other terms not defined herein that are defined in the Plan of Conversion shall have the meaning given to such term in the Plan of Conversion. In addition, the following terms are defined in the corresponding Sections of this Agreement:

Term	Section Reference

Acquisition Proposal	Section 6.2(a)
Act	Recitals
Annual Statutory Statements	Section 3.7
Applicable Law	Section 9.11(b)
Articles of Amendment	Section 1.1
Benefit Plan	Section 9.11(b)
Best Knowledge of Lebanon Mutual	Section 9.11(b)
Best Knowledge of MTS	Section 9.11(b)
Best	Section 3.14
Business Day	Section 9.11(b)
Class A Common Stock	Section 9.11(b)
Class B Common Stock	Section 9.11(b)
Closing	Section 1.2
Common Stock	Section 9.11(b)
Community Offering	Section 9.11(b)
Constituent Documents	Section 9.11(b)
Contemplated Transactions	Section 9.11(b)
Contracts	Section 3.23(a)
Conversion	Recitals
Department	Section 1.1(a)
Disclosure Schedule	Article III
Effective Date	Section 9.11(b)
Effective Time	Section 9.11(b)
Eligible Policyholder	Section 9.12(b)
Environmental Claims	Section 9.11(b)
Environmental Laws	Section 9.11(b)
ERISA	Section 9.11(b)
ERISA Affiliate	Section 3.20(a)
Exchange Act	Section 6.11
Financial Statements	Section 3.6(b)
Forms	Section 2.13
Government Entity	Section 2.3(a)
Governmental Requirements	Section 2.3(a)
HoldCo	First Paragraph
HoldCo Common Stock	Section 4.2
HoldCo Material Adverse Effect	Section 4.1
Indemnified Parties	Section 6.7
Insurance Commissioner	Section 1.5(c)
Insurance Contracts	Section 3.13(a)
Intellectual Property	Section 9.11(b)
Investment Banker	Section 3.19
Investments	Section 3.16(a)
IRS	Section 9.11(b)
Lebanon Mutual	First Paragraph

Term	Section Reference

Lebanon Mutual Material Adverse Effect	Section 9.11(b)
Member	Section 9.11(b)
MTS	First Paragraph
MTS Material Adverse Effect	Section 2.1
MTS Shares	Section 1.7
NASD	Section 9.11(b)
Offering	Section 1.8
Offering Participant	Section 9.11(b)
PBCL	Section 9.11(b)
Person	Section 9.11(b)
Plan of Conversion	Recitals
Plans	Section 3.20(a)
Privacy Policy	Section 3.26
Prospectus	Section 1.5(b)
Quarterly Statutory Statements	Section 3.7
Redemption Price	Section 1.7
Registration Statement	Section 1.5(a)
Sale Limitation Period	Section 1.6(d)
Special Meeting	Section 1.5(c)
Statutory Accounting Practices	Section 3.7
Statutory Financial Statements	Section 3.7
Subscription Offering	Section 9.11(b)
Subsidiary	Section 9.11(b)
Successor Employer	Section 9.11(b)
Tax	Section 9.11(b)
Tax Return	Section 9.11(b)
Transaction Expenses	Section 1.3
U.S. GAAP	Section 9.11(b)

     IN WITNESS WHEREOF, MTS, HoldCo and Lebanon Mutual have caused this Agreement to be executed on December 19, 2007 and amended and restated as of April 16, 2008.

GRIFFIN MTS PARTNERS, LLC by Griffin Holdings Group, LLC, as Manager
By:
	Name:	Ernest J. Choquette
Title:

LMI HOLDINGS, INC.
By:
	Name:	Rollin P. Rissinger, Jr.
	Title:	President

LEBANON MUTUAL INSURANCE COMPANY
By:
	Name:	Rollin P. Rissinger, Jr.
	Title:	President

Joinder
     Stevens & Lee, PC, a Pennsylvania professional corporation, intending to be legally bound, hereby joins in the Investment Agreement dated as of December 19, 2007, as amended and restated as of April 16, 2008, by and among Griffin MTS Partners, LLC(“MTS”), Lebanon Mutual Insurance Company and LMI Holdings, Inc. (the “Investment Agreement”) for the purpose set forth below.
     Stevens & Lee guarantees and agrees to act as surety for the obligations of MTS under Sections 1.3(a), 1.6(a) and 1.6(b) of the Investment Agreement.
     In Witness Whereof, Stevens & Lee has caused this Joinder to be executed and delivered on its behalf by the undersigned duly authorized officer as of this December 19, 2007.

Stevens & Lee, P.C.
By
Jeffrey P. Waldron

Schedule 3.11
Taxes of Lebanon Mutual
None

Schedule 3.16(c)
Nonperforming Investments of Lebanon Mutual
None

Schedule 5.1
Conduct of Lebanon Mutual Pending Closing
None